UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934

(Amendment No. 4)*

International General Insurance Holdings Ltd.

(Name of Issuer)

Common shares, par value $0.01 per share

(Title of Class of Securities)

G4809J106

(CUSIP Number)

July 31, 2023

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. G4809J106	Page 2 of 6 Pages

(1)	NAMES OF REPORTING PERSONS Argo Group International Holdings, Ltd.
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
(3)	SEC USE ONLY
(4)	CITIZENSHIP OR PLACE OF ORGANIZATION Bermuda

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(5)	SOLE VOTING POWER 1,928,506
	(6)	SHARED VOTING POWER 0
	(7)	SOLE DISPOSITIVE POWER 1,928,506
	(8)	SHARED DISPOSITIVE POWER 0

(9)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,928,506 (1)
(10)	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
(11)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 4.09% (2)
(12)	TYPE OF REPORTING PERSON (See Instructions) HC

1	The number of common shares, par value $0.01 per share (the “Common Stock”), of International General Insurance Holdings Ltd. (the “Issuer”) includes (i) 1,428,506 shares held by Argo Re Ltd, a wholly owned subsidiary of Argo Group International Holdings, Ltd., and (ii) warrants to purchase 500,000 shares of the Issuer’s Common Stock held by Argo Re Ltd. that are exercisable.

2	The percentage reported in this Schedule 13G/A is based upon 47,135,100 shares outstanding, which reflects: (i) 46,635,100 shares of Issuer Common Stock outstanding as of June 16, 2023 (as reported in Exhibit (a)(1)(A) of the Issuer’s Schedule TO filed with the Securities and Exchange Commission on July 28, 2023), and (ii) 500,000 shares of the Issuer’s Common Stock issuable upon exercise of the 500,000 warrants held by Argo Re Ltd.

Item 1(a).	Name of Issuer:

International General Insurance Holdings Ltd.

Item 1(b).	Address of Issuer’s Principal Executive Offices:

74 Abdel Hamid Sharaf Street, P.O. Box 941428, Amman 11194, Jordan.

Item 2(a).	Name of Person Filing:

This Schedule 13G is being jointly filed by the following persons (collectively, the “Reporting Persons,” and each, a “Reporting Person”): (i) Argo Group International Holdings, Ltd. (“Argo Group”), a Bermuda exempted company limited by shares, and (ii) Argo Re Ltd. (“Argo Re”), a Bermuda company that is wholly owned by Argo Group. The agreement between the Reporting Persons relating to the joint filing of this Schedule 13G is attached as Exhibit 99 to the original Schedule 13G, filed March 27, 2020.

Item 2(b).	Address of Principal Business Office or, if none, Residence:

The address of the principal business office of Argo Group is 90 Pitts Bay Road, Pembroke HM 08, Bermuda. The address of the principal business office of Argo Re is 90 Pitts Bay Road, Pembroke HM 08, Bermuda.

Item 2(c).	Citizenship:

See Item 2(a)

Item 2(d).	Title of Class of Securities:

Common shares, par value $0.01 per share, of the Issuer

Item 2(e).	CUSIP Number:

G4809J106

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐ Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o);

(b)	☐ Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐ Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	☐ Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e)	☐ An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E);

(f)	☐ An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F);

(g)	☐ A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

(h)	☐ A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐ A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐ A non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J);

(k)	☐ Group, in accordance with § 240.13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with 240.13d-1(b)(1)(ii)(J), please specify the type of institution:___

Item 4.	Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a) Amount Beneficially Owned:

1,928,506

(b) Percent of Class:

4.09%

(c) Number of shares as to which such person has:

(i) Sole power to vote or to direct the vote

1,928,506

(ii) Shared power to vote or to direct the vote

0

(iii) Sole power to dispose or to direct the disposition of

1,928,506

(iv) Shared power to dispose or to direct the disposition of

0

This filing reflects beneficial ownership as of July 31, 2023, and includes (i) 1,428,506 shares of the Issuer’s Common Stock held by Argo Re, a wholly owned subsidiary of Argo Group, and (ii) warrants to purchase 500,000 shares of the Issuer’s Common Stock held by Argo Re that are exercisable.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ☒.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item and, if such interest relates to more than 5 percent of the class, such person should be identified. A listing of the shareholders of an investment company registered under the Investment Company Act of 1940 or the beneficiaries of employee benefit plan, pension fund or endowment fund is not required.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

The shares beneficially owned included in this filing include (i) 1,428,506 shares of the Issuer’s Common Stock held by Argo Re, a wholly owned subsidiary of Argo Group, and (ii) warrants to purchase 500,000 shares of the Issuer’s Common Stock held by Argo Re that are exercisable.

If a parent holding company or control person has filed this schedule, pursuant to Rule 13d-1(b)(ii)(G), so indicate under Item 3(g) and attach an exhibit stating the identity and the Item 3 classification of the relevant subsidiary. If a parent holding company or control person has filed this schedule pursuant to Rule 13d-1(c) or Rule 13d-1(d), attach an exhibit stating the identification of the relevant subsidiary.

Item 8.	Identification and Classification of Members of the Group

Not applicable.

If a group has filed this schedule pursuant to §240.13d-1(b)(1)(ii)(J), so indicate under Item 3(j) and attach an exhibit stating the identity and Item 3 classification of each member of the group. If a group has filed this schedule pursuant to §240.13d-1(c) or §240.13d-1(d), attach an exhibit stating the identity of each member of the group.

Item 9.	Notice of Dissolution of Group

Not applicable.

Notice of dissolution of a group may be furnished as an exhibit stating the date of the dissolution and that all further filings with respect to transactions in the security reported on will be filed, if required, by members of the group, in their individual capacity. See Item 5.

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the Issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 2, 2023

ARGO GROUP INTERNATIONAL HOLDINGS, LTD.

By:	/s/ Scott Kirk
Name:	Scott Kirk
Title:	Chief Financial Officer

ARGO RE LTD.

By:	/s/ Scott Kirk
Name:	Scott Kirk
Title:	Director

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties for whom copies are to be sent.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).